SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series IV Fixed Rate Notes in a principal amount of USD 140,000,000, due 2020.

IRSA Propiedades Comerciales S.A. informs that on September 14, 2020, will start the payment of the twelfth installment of interests and the capital payment related to the Series IV Notes issued on September 12, 2017.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, CABA)
Date of effective payment:	September 14, 2020
Number of service to be paid:	Twelfth installment of interests / Capital Payment
Period comprised by the payment:	June 12, 2020/September 14, 2020
Concept of payment:	Interests (100%) / Capital (100%)
Payment Currency:	The payment will be made in US Dollars
Capital Outstanding:	USD 140,000,000
Annual Nominal Interest for Period:	5.0%
Interest being paid:	USD 1,802,739.73
Capital being paid:	USD 140,000,000
Coupon:	Not applicable.

The interests will be paid through Caja de Valores S.A.  to the people at whose name the notes were on September 11, 2020 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/s/ Saúl Zang
Saúl Zang
Responsible of Relationships with the markets

  September 4, 2020